UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-50612

Unique Logistics International, Inc.

(Exact name of registrant as specified in its charter)

c/o DP World Logistics US Holdings, Inc.

2581 High Meadow Circle, Suite 250

Auburn Hills, MI 48326

(248)-377-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Effective as of 1:17 pm. Eastern Time on May 14, 2025, upon the terms and subject to the conditions set forth in that Agreement and Plan of Merger by and among Unique Logistics Internal, Inc. (the “Company”), DP World Logistics US Holdings, Inc. (“Parent”), and Unique Merger Co., a wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934 Unique Logistics International, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2025	Unique Logistics International, Inc.

	By:	/s/ Sunandan Ray
	Name:	Sunandan Ray
	Title:	Chief Executive Officer